UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company)

LEAPFROG ENTERPRISES, INC.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52186N106

Class A Common Stock

None

Class B Common Stock

(CUSIP Number of Class of Securities)

Roberta L. Lattuga

Senior Vice President and General Counsel

LeapFrog Enterprises, Inc.

6401 Hollis Street, Suite 100

Emeryville, California 94608

(510) 420-5000

(Name,  address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

John W. Campbell

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105-2482

(415) 268-7000

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, items 4 and 8 the “Schedule 14D-9”) initially filed on March 3, 2016 with the Securities and Exchange Commission by LeapFrog Enterprises, Inc. (“LeapFrog” or the “Company”), as amended on March 11, 2016. The Schedule 14D-9 relates to the tender offer by Bonita Merger Sub, L.L.C. a Delaware limited liability company (“Acquisition Sub”), a wholly owned direct subsidiary of VTech Holdings USA, L.L.C. (“VTech USA”), a wholly owned indirect subsidiary of VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability (“VTech” and collectively with Acquisition Sub and VTech USA, the “Offerors”), to purchase any and all of the outstanding shares of the Company’s Class A common stock, par value $0.00001 per share and Class B common stock, par value $0.00001 per share (the Class A common stock and Class B common stock referred to collectively as the “Shares”), at a purchase price of $1.00  per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 3, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, the Schedule 14D-9 as amended, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

1.     Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraphs after the last paragraph under the subsection entitled “Background of the Offer” as follows:

On March 22, 2016, L&M Acquisitions, Inc. (“L&M”) submitted an unsolicited non-binding proposal to the Company to purchase all of the outstanding Class A and Class B common stock of the Company for a purchase price of $1.10 per share.  L&M is a newly-formed acquisition vehicle with no operating history or assets.  The CEO and a stockholder of L&M, Isaac Larian, (the “CEO”) provided a support letter from an independent brokerage firm stating that a family trust of the CEO owns a brokerage account containing assets with a current value in excess of $80 million.  On March 23, 2016, L&M also submitted forms of a proposed agreement and plan of merger and tender and support agreement, each marked to show changes proposed to be made to the Merger Agreement and Tender and Support Agreement signed with VTech.  Certain changes proposed to the form of merger agreement, discussed below, raised significant concerns for the Board.  L&M also submitted a draft of a limited personal guarantee by the CEO of specified obligations of L&M under the draft merger agreement, subject to a cap of $78 million. The proposal, together with the various transaction documents submitted by L&M, are referred to as the “March 22 Proposal.”

Also on March 23, 2016, at the request of the Board and in accordance with the terms of the Merger Agreement, representatives of Morrison & Foerster asked L&M’s legal counsel to provide certain additional information solely to clarify and understand the terms and conditions of the March 22 Proposal.  Morrison & Foerster expressly advised L&M’s legal counsel of the non-solicit restrictions in the Merger Agreement and that they were not being contacted to discuss or negotiate the March 22 Proposal.

Also on March 23, 2016, in accordance with the terms of the Merger Agreement, the Company advised VTech, through its counsel Orrick, of the receipt of the March 22 Proposal, and provided Orrick with copies of the documents and letters submitted in connection with the proposal.

On March 24, 2016, at a special meeting, the Board met with senior management and representatives of Morrison & Foerster and Morgan Stanley to discuss the March 22 Proposal.  Representatives of Morrison & Foerster reviewed the legal standards applicable to the Board’s conduct.  Representatives of Morrison & Foerster also summarized the terms of the March 22 Proposal and then the Board discussed the proposal with input from management and representatives of Morrison & Foerster and Morgan Stanley.

Following deliberations, the Board determined that the March 22 Proposal, in the form received, did not constitute a Superior Proposal, and would not reasonably be expected to lead to a Superior Proposal.  In making this determination, the Board considered a number of factors, including

•      Issues relating to the timing of any transaction that might result from the March 22 Proposal,

•      The certainty that a transaction would be completed under the terms of the March 22 Proposal, and

•      Whether the proposed financing of the March 22 Proposal was adequate and sufficiently certain,

in each case as compared to the timing, relative certainty of closing, and sources of available financing in the existing Transaction with VTech.

Concerning timing, a significant delay in the completion of the merger could put at risk the ability of the Company to continue operations. The draft merger agreement submitted with the March 22 Proposal suggested a closing date of May 23, 2016.  Even under optimistic assumptions, the Board was advised by Morrison & Foerster and Morgan Stanley that it would be difficult to complete a transaction before the middle of May.  The Company disclosed in its Form 10-Q filed on February 9, 2016 that if the VTech transaction or another transaction providing the Company with substantial liquidity were not completed, the Company would likely face significant difficulties in generating sufficient liquidity to continue normal operations over the first two quarters of Fiscal 2017, from April 1 through September 30, 2016.  The Board considered advice from senior management that the Company would have insufficient liquidity to continue normal operations, including building inventories for the 2016 holiday season, beginning in late May or June, 2016.  Consequently, any possible delay in the timetable for closing a transaction with L&M could seriously jeopardize the survival of the Company and its ability to complete any transaction.  In addition, the current transaction with VTech is scheduled to close as early as April 4, 2016.  The Board concluded that pursuing the March 22 Proposal, as proposed, at this late date would expose the Company’s stockholders to additional, significant risk of losing the premium implied by the VTech transaction and the ability to close an alternative transaction.

Additionally, a transaction under the March 22 Proposal would be subject to additional risks of delay that could cause a closing to occur later than anticipated.  The March 22 proposal was conditioned on L&M’s ability to complete limited confirmatory due diligence.  L&M did not provide any indication of what confirmatory due diligence it believed would be necessary or the time that would be required to complete it.  The Board considered the diligence activities of other parties that presented Indications of Interest to the Company in the past and the amount of time that performing such activities has required, including in particular developing an understanding of the short and intermediate term cash investments in the Company that would be necessary to stabilize its operations and permit it to execute on an operating plan.  The Board concluded that, under the March 22 Proposal, the time required to finalize an agreement with L&M could be substantially delayed by L&M’s diligence activities.

Finally, the Board considered the fact that, because the value of a transaction under the March 22 Proposal would be in excess of $78.2 million, the transaction would be subject to the pre-merger notification requirements of the HSR Act, presenting a risk of additional regulatory review that could delay or even prevent completion of a transaction with L&M.

The Board identified significant doubts concerning the Company’s ability to satisfy the conditions to closing outlined in the merger agreement proposed by L&M.  The draft merger agreement retained the $25 million Minimum Net Cash closing condition that was included in the Merger Agreement with VTech, but changed the measurement date from March 31, 2016 to a measurement date (anticipated to be May 20, 2016 in the draft merger agreement) close to the anticipated closing date.  The Company anticipates that it will be able to satisfy the Minimum Net Cash condition in the Merger Agreement with VTech.  However, the Company will continue to use cash to fund operations after March 31, 2016.  Senior management advised the Board that it was not certain that the Company could satisfy the same Minimum Net Cash closing condition in mid-May, 2016.  The risk of failing to satisfy the cash condition would be increased by the need for the Company to fund payment of the $2.9 million Termination Fee to VTech if a merger agreement with L&M were signed, which payment would be the responsibility of the Company and not L&M.

The Board also identified significant concerns regarding the adequacy of the financing proposed by L&M in the March 22 Proposal.  The limited personal guaranty of the CEO was capped at $78 million, an amount less than the purchase price of the outstanding shares of the Company under the March 22 Proposal.  The guaranty covered only payments due on closing of a transaction, and not any damage claims that the Company might have against L&M in the event of a default.  The structure of a guaranty would require the Company to file a lawsuit against the CEO to recover, as opposed to seeking relief from an operating company or one with its own assets.  In addition, the amount of cash included in the assets identified in the support letter provided by the independent brokerage firm was not specified, leaving open the possibility that the value of the asset could decline, or be unrealizable for liquidity reasons.

Item 8.    Additional Information.

Item 8, “Additional Information,” is hereby amended by replacing information set forth under the heading “Stockholder Litigation” as follows:

Stockholder Litigation

Between February 9, 2016 and February 26, 2016, seven putative stockholder class action lawsuits (collectively, the “State Court Actions”) were filed in the Superior Court of California, Alameda County against the Company, members of the Board, VTech, and Acquisition Sub. The State Court Actions are captioned Hoppy v. LeapFrog Enterprises, Inc., No. RG16803366; Pulley v. LeapFrog Enterprises, Inc., No. RG16803657; Bernert v. LeapFrog Enterprises, Inc., No. RG16803918; Wolfe v. LeapFrog Enterprises, Inc., No. RG16803906; Roser v. LeapFrog Enterprises, Inc., No. RG16804344; Joffe v. LeapFrog Enterprises, Inc., No. RG16805374 and Segev v. LeapFrog Enterprises, Inc., No. RG16805569.  The State Court Actions generally allege that the directors breached their fiduciary duties by approving the Merger Agreement, and that VTech and Acquisition Sub aided and abetted these alleged breaches of fiduciary duty.  Amended complaints were filed in the Segev and Hoppy actions on March 9, 2016 and March 10, 2016, respectively.  The amended complaints additionally allege that LeapFrog’s public statements to shareholders concerning the merger were materially incomplete and misleading, and that the sales process leading to the approval of the Merger was fundamentally flawed.  The plaintiffs seek injunctive relief, including enjoining the Merger and rescinding it if consummated, as well as an accounting by defendants to plaintiffs and other members of the class for all damages allegedly caused by them and an award of the costs related to the State Court Actions, including attorneys’ and experts’ fees.  If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). The foregoing is a summary of the complaints filed in the State Court Actions and is qualified in its entirety by reference to the complaints, which are on file with the Court.  The Company believes that the State Court Actions lack merit.  The Company has vigorously defended against these claims and will continue to do so.

On March 17, 2016, LeapFrog moved to dismiss the Hoppy action to enforce the Company’s bylaws, which designate the state and federal courts of Delaware as the exclusive forum for claims like those asserted in the State Court Actions.  On March 22, 2016, the Court heard oral argument on LeapFrog’s motion to dismiss.  Following argument on the motion, the Court issued an oral ruling granting LeapFrog’s motion to dismiss the Hoppy action.  A formal written order will follow.  The plaintiffs in all of the State Court Actions other than the Joffe and Roser actions have agreed that the Court’s dismissal ruling will apply to their actions as well.  On March 23, 2016, the Company filed a motion to dismiss the Roser action on the same grounds as the Hoppy action.  It is possible that additional similar complaints may be filed in the future or that one or more of the plaintiffs in the State Court Actions may refile their cases in the state or federal courts located in Delaware.

On March 9, 2016, an additional putative class action lawsuit was filed in the United States District Court, Northern District of California against LeapFrog and members of the Board (the “Federal Action”).  The Federal Action is captioned Manger v. LeapFrog Enterprises, Inc., No. 3:16-cv-01161.  The Federal Action generally alleges that defendants violated Sections 14 and 20 of the Securities Exchange Act of 1934, and SEC rules promulgated thereunder, by causing a materially incomplete and misleading Solicitation/Recommendation Statement to be filed with the SEC.  The Federal Action seeks injunctive relief, including enjoining the Merger and rescinding it if consummated, as well as rescissory damages and an accounting by defendants to plaintiff and other members of the class for all damages allegedly caused by them and an award of the costs related to the Federal Action, including attorneys’ and experts’ fees. On March 21, 2016, plaintiff in the Federal Action filed a motion for a preliminary injunction.  LeapFrog and the other defendants are opposing the motion.  A hearing on plaintiff’s motion is scheduled for March 30, 2016.  If the plaintiff in the Federal Action is successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). The foregoing is a summary of the complaint filed in the Federal Action and is qualified in its entirety by reference to the complaint, which is on file with the Court. The Company believes that the Federal Action lacks merit and intends to vigorously defend against these claims.  It is possible that additional similar complaints may be filed in the future.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: March 25, 2016

LEAPFROG ENTERPRISES, INC.

	By:	/s/ RAYMOND L. ARTHUR

		Name:	Raymond L. Arthur
		Title:	Chief Financial Officer